FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 29, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [ X ]          Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

                                  EXHIBIT INDEX


Exhibit         Date            Description of Exhibit
-------         ----            ----------------------

   1            2005/06/29      NOTICE OF RESOLUTIONS AT THE 13TH ORDINARY
                                GENERAL MEETING OF SHAREHOLDERS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date:  June 29, 2005            By:     /s/ Koichi Suzuki
                                        ----------------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1
---------

(Translation)
-------------
                                                                   June 29, 2005
TO OUR SHAREHOLDERS:
                                                  Koichi Suzuki
                                                  Representative Director
                                                  Internet Initiative Japan Inc.
                                                  1-105, Kanda Jinbo-cho,
                                                  Chiyoda-ku, Tokyo, Japan

                              NOTICE OF RESOLUTIONS
                              ---------------------
              AT THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
              ----------------------------------------------------

Dear Sirs:
         We hereby notify that at the 13th ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

                                                                Sincerely yours,

Subject to be reported:
           Reports of the business report, balance sheet and statement of profit and loss of the 13th fiscal year (from April 1, 2004 to March 31,
           2005)

           In this respect, the contents of the above documents were reported.

Subjects to be resolved:
           Item 1: Approval of disposition of losses for the 13th fiscal year

           This item was approved as originally proposed.

           Item 2: Amendments to the Articles of Incorporation

           This item was approved as originally proposed.

           Item 3: Election of seven directors

           This item was approved as originally proposed and the seven directors of Mr. Koichi Suzuki, Mr. Toshiya Asaba, Mr. Hideshi Hojo, Mr. Hiroyuki Hisashima, Mr. Kazuhiro Tokita,
           Mr. Yoshifumi Nishikawa and Mr. Junnosuke Furukawa were elected and assumed their offices.

           Item 4: Election of a statutory auditor

           This item was approved as originally proposed and the statutory auditor of Mr. Hirofumi Takahashi was elected and assumed his office.

           Item 5: Granting of retirement allowance to a retiring director

           This item was approved as originally proposed to the effect that retirement allowance would be granted to Mr. Kazumasa Utashiro, the retired director.

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